Issuer Free Writing Prospectus dated October 4, 2013

Filed Pursuant to Rule 433

Relating to the Preliminary Prospectus dated September 25, 2013 and

Registration Statement No. 333-189564

SFX ENTERTAINMENT, INC.

This free writing prospectus relates to the initial public offering of common stock of SFX Entertainment, Inc. (the “Company”) and should be read together with the preliminary prospectus, dated September 25, 2013 (the “Preliminary Prospectus”), included in Amendment No. 5 to the Registration Statement (the “Registration Statement”) on Form S-1 (File No. 333-189564).  The Company has updated the Preliminary Prospectus by filing Amendment No. 6 and Amendment No. 7 to the Registration Statement with the Securities and Exchange Commission on October 1, 2013 and October 2, 2013, respectively.  References below to “we,” “us,” and “our” refer to SFX Entertainment, Inc. together with its consolidated subsidiaries, in each case after giving effect to its completed and planned acquisitions and the formation of its joint venture.

The following summarizes certain information in the preliminary prospectus included in Amendment No. 7 to the Registration Statement (the “Amended Preliminary Prospectus”) that updates and, to the extent inconsistent, supersedes the information in the Preliminary Prospectus. You can access a copy of the Amended Preliminary Prospectus through the following link: http://www.sec.gov/Archives/edgar/data/1553588/000104746913009453/a2216751zs-1a.htm.

TomorrowWorld

Our ID&T JV had more than 120,000 attendees at the first North American Tomorrowland festival, called TomorrowWorld, outside of Atlanta from September 27 through September 29, 2013.

Listing

Our common stock has been approved for listing on The Nasdaq Global Select Market under the symbol “SFXE.”

Legal proceedings

On September 27, 2013, the plaintiffs in the lawsuit against Made, the target for one of our planned acquisitions, filed a Third Amended Complaint to re-allege and amend their breach of contract, alter ego and fraudulent conveyance claims, and that pursuant to the Third Amended Complaint, the plaintiffs are seeking damages in excess of $10 million, plus interest and costs.  See “Business — Legal Proceedings” in the Amended Preliminary Prospectus for more information about this proceeding.

Capitalization

We updated our disclosure to the “Capitalization” section to make clear that we had 46,162,902 actual, 65,537,452 pro forma, and 82,204,119 pro forma as adjusted shares issued and outstanding, as of June 30, 2013.

Dilution

We updated our disclosure under “Dilution” to reflect the recalculation of certain amounts set forth in those sections.  The full text of this new section is set forth below.

If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the price per share to the public in this offering and the net tangible book value per share of common stock upon the completion of this offering. Dilution results from the fact that the per share offering price of the common stock is substantially in excess of the book value per share attributable to the existing stockholders for presently outstanding stock.

Our net tangible book value per share represents out total tangible assets less total liabilities, which is our net tangible book value, divided by our weighted average shares outstanding. As of June 30, 2013, our net tangible book value was approximately $(126.0) million, or $(2.73) per share of common stock.

After giving effect to the sale of our common stock at an assumed initial public offering price of $12.00 per share (the midpoint of the price range set forth on the cover of this prospectus), including the related reclassification of mezzanine equity, and after deducting underwriting discounts and commissions and estimated offering expenses paid or payable by us after June 30 2013, which does not include expenses incurred and paid prior to June 30, 2013, of approximately $4.3 million, our net tangible book value as of June 30, 2013 would have been approximately $140.9 million, or $1.76 per share.

This represents an immediate increase in net tangible book value of $4.49 per share to our existing stockholders and an immediate dilution of $10.24 per share to new investors purchasing shares of common stock at the price to the public in this offering.

The following table illustrates this dilution to new investors on a per share basis.

Assumed initial public offering price per share		$12.00
Net tangible book value per share as of June 30, 2013, before giving effect to this offering	$(2.73)
Increase in net tangible book value per share due to reclassification of mezzanine equity	$2.07
Increase in net tangible book value per share attributable to the sale of shares in this offering	$2.42
Net tangible book value per share after this offering		$1.76
Dilution in net tangible book value per share to new investors		$10.24

A $1.00 increase (decrease) in the assumed initial public offering price of $12.00 per share (the midpoint of the price range set forth on the cover of this prospectus) would increase (decrease) our net tangible book value after this offering by $15.5 million and increase (decrease) the dilution to new investors by $0.81 per share, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares in full from us, the net tangible book value after the offering would be $2.04 per share, the increase in the net tangible book value per share to existing shareholders would be $4.77 and the dilution per share to new investors would be $9.96 per share, in each case assuming an initial public offering price of $12.00 per share (the midpoint of the price range set forth on the cover page of this prospectus).

The following table summarizes, as of June 30, 2013, the total number of shares of our common stock we issued and sold, the total consideration we received and the average price per share paid to us by our existing stockholders and to be paid by new investors purchasing shares of our common stock in this offering. The table assumes an initial public offering price of $12.00 per share (the midpoint of the price range set forth on the cover of this prospectus) and deducts underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares purchased		Total consideration		Average price
	Number	Percent	Amount	Percent	per share
Existing stockholders	63,592,902	79.2%	$123,844,510	38.2%	$1.95
New investors	16,666,667	20.8	200,000,000	61.8	12.00
Total	80,259,569	100.0%	$323,844,510	100.0%

Each $1.00 increase or (decrease) in the assumed initial public offering price of $12.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the total consideration paid by new investors and total consideration paid by all stockholders by approximately $15.5 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions payable by us. In addition, to the extent any outstanding options or warrants to purchase common stock or convertible preferred stock are exercised, new investors will experience further dilution.

Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ option to purchase additional shares. If the underwriters exercise their option to purchase additional shares in full from us, our existing stockholders would own 76.8% and our new investors would own 23.2% of the total number of shares of our common stock outstanding upon the completion of this offering.

The above discussion and tables do not take into account the planned acquisitions of ID&T, i-Motion, Totem and Made, including each company’s net tangible book value and shares to be issued for the acquisitions.

Risk factors

We updated our disclosure under “Risk factors—Risks Related to Our Common Stock and this Offering - If you purchase shares of common stock in this offering you will suffer immediate dilution of your investment” to reflect the recalculation of the dilution amount, as described in “Dilution” above. The full text of this updated risk factor is set forth below.

If you purchase shares of common stock in this offering, you will suffer immediate dilution of your investment.

We expect the initial public offering price of our common stock to be substantially higher than the net tangible book value per share of our common stock immediately after this offering. Therefore, if you purchase shares of our common stock in this offering, you will pay a price per share that substantially exceeds our net tangible book value per share  after this offering. Based on an assumed initial public offering price of $12.00 per share, which is the midpoint of the price range listed on the cover page of this prospectus, you will experience immediate dilution of $10.24 per share, representing the difference between our net tangible book value per share after giving effect to this offering and the assumed initial public offering price. In addition, purchasers of common stock in this offering will have contributed approximately 61.8% of the aggregate price paid by all purchasers of our stock but will own only approximately 20.8% of our common stock outstanding after this offering. See “Dilution” for more detail.

Lock-up agreements

We have lock-up agreements with certain of our stockholders that were entered into in connection with our acquisitions of certain businesses.  These lock-up agreements relate to a total of 674,560 shares of our common stock.  This figure corrects and supersedes the figure of 1,674,560 shares that was provided in the Preliminary Prospectus under “Description of capital stock — Lock-up Agreements” and “Shares eligible for future sale — Lock-Up Agreements.”

Equity compensation plan

On October 2, 2013, our board of directors and majority stockholder approved an amendment to our 2013 Equity Compensation Plan to increase the number of shares that we may issue under the 2013 Equity Compensation Plan by 2,000,000 shares, from an aggregate of 16,000,000 shares to 18,000,000 shares.  Additionally, on October 2, 2013, the compensation committee of our board of directors approved the grant to certain employees of our operating subsidiaries of options to purchase 500,000 shares of our common stock at an exercise price equal to the price to the public in this offering, which we intend to issue on the date of pricing of this offering.  The following is a summary of certain updates to information contained in the Preliminary Prospectus that are reflected in the Amended Preliminary Prospectus.

•                  We have reserved for issuance pursuant to our 2013 Equity Compensation Plan 18,000,000 shares of our common stock.

•                  Taking into account the additional option grants to purchase 500,000 shares of our common stock described above, we intend to issue on the date of pricing of this offering options to purchase 1,165,000 shares of our common stock with an exercise price equal to the price per share to the public in this offering. These option grants will vest over five-year periods. The aggregate compensation cost for all of these option grants will be $7.6 million, and we will recognize these compensation costs as follows: $0.1 million upon issuance and $7.5 million over a five-year period.

•                  Taking into account the increase in the shares we may issue under the 2013 Equity Compensation Plan and the additional option grants to purchase 500,000 shares of our common stock described above, 12,688,500 shares have been reserved for future issuance under the 2013 Equity Compensation Plan, and 4,146,500 shares of common stock are available for future issuance.

Second amended and restated bylaws

On October 2, 2013, our board of directors adopted our Second Amended and Restated Bylaws to provide that, with certain limited exceptions, unless we consent in writing to the selection of an alternative forum, the state and federal courts located in the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of our company owed to us or our stockholders, (iii) any action asserting a claim against us arising pursuant to any provision of the Delaware General Corporation Law, our Certificate of Incorporation or bylaws, (iv) any action to interpret, apply, enforce or determine the validity of our Certificate of Incorporation or bylaws or (v) any action asserting a claim governed by the internal affairs doctrine.  We will file the Second Amended and Restated Bylaws as Exhibit 3.2 to our Registration Statement on Form S-1.

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send to you the prospectus if you request it by contacting UBS Securities, LLC at 888-827-7275, Jefferies LLC at 877-547-6340 or Prospectus_Department@Jefferies.com, or Deutsche Bank Securities Inc. at 800-503-4611.